

Deutsche Bank AG
1 Columbus Circle
New York, NY 10019
Tel 212-250-2500

May 27, 2025

<u>Via Electronic Submission</u>

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549

>   Re: Form SBSE-A/A Filing

To Whom It May Concern:

Kindly note the below "Summary of Changes" that will be also submitted in a separate document in the EDGAR system under the type "Exhibit-99.35":

- "Form SBSE-A/A Schedule A – Principals That Are Individuals" document

    o   Principal Removed
        ▪   Olivier Vigneron

Respectfully,

Kirsten Salley
Director | Head of IB US Regulatory Compliance